SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F   X       Form 40-F

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes           No   X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By:	/s/ Masahiko Goto

(Signature) Masahiko Goto President

Date: January 28, 2004

Makita Corporation

Consolidated Financial Results
for the nine months
ended December 31, 2003
(U.S. GAAP Financial Information)

(English translation of “GYOSEKI NO GAIKYO”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

January 28, 2004

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President

1.	Notes to consolidated financial statements for the nine months ended December 31, 2003

(1)	Accounting policy changes from the year ended March 31, 2003: None.

(2)	Change in scope of consolidation and equity method:

Consolidation: (Newly included) OOO. Makita (in Russia)

2.	Results of the nine months ended December 31, 2003 (From April 1, 2003 to December 31, 2003)

(1)	CONSOLIDATED FINANCIAL RESULTS

	Yen (million)

	For the nine months		For the nine months		For the year
	ended December 31,		ended December 31,		ended March 31,
	2003		2002		2003

		%		%		%
Net sales	135,432	4.1	130,042	—	175,603	5.7
Operating income	9,378	(0.7)	9,448	—	12,468	112.3
Income before income taxes	10,376	29.0	8,043	—	9,292	173.1
Net income	2,919	(45.4)	5,346	—	6,723	4,954.9

	Yen

Earnings per share:
Basic	20.14		35.81		45.29
Diluted	19.94		34.91		44.20

Note:	Percentage change: Ratio of change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes, and Net income.

[Qualitative information on consolidated financial results]

     For the nine months ended December 31, 2003, we further shifted production to China and bolstered our sales network in Eastern Europe and Russia.

     Net sales rose to 135.4 billion yen, a 4.1% increase from the same period of the previous year. This was mainly due to strong sales in Europe that countered sluggish sales in North America.

     Operating Income amounted to 9.4 billion yen, down 0.7% from the same period of the previous year, reflecting improved gross margin, mainly due to such factors as an increased percentage of production in China and the strong Euro, offset by a 5.0 billion yen impairment loss in the current period related to a subsidiary’s golf course, as a result of the re-evaluation of asset realizability. Income before income taxes improved by 29.0% to 10.4 billion yen, mainly due to markedly decreased foreign currency losses. Net income declined to 2.9 billion yen or 45.4%. This was primarily due to the 100 per cent valuation allowance provided on the Deferred Income Tax asset on the impairment loss noted above.

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

(2)	CONSOLIDATED FINANCIAL POSITION

	Yen (million)

	As of	As of
	December 31, 2003	March 31, 2003

Total assets	274,139	278,600
Shareholders’ equity	181,626	182,400
Shareholders’ equity ratio to total assets (%)	66.3%	65.5%

	Yen

Shareholders’ equity per share	1,262.06	1,249.59

Note:	The Company did not compile data for total assets, shareholders’ equity, shareholders’ equity ratio to total assets, and shareholders’ equity per share in the third quarter of the previous year.

[CONSOLIDATED CASH FLOWS]

	Yen (million)

	For the nine months	For the year
	ended	ended
	December 31, 2003	March 31, 2003

Net cash provided by operating activities	20,677	27,141
Net cash used in investing activities	(10,327)	(9,659)
Net cash used in financing activities	(5,833)	(13,381)
Cash and cash equivalents, end of period	23,898	20,370

Note:	The Company did not compile data for cash flows in the third quarter of the previous year.

(Ref.) Consolidated Forecast for the year ending March 31, 2004 (From April 1, 2003 to March 31, 2004)

Yen (million)

For the year ending
March 31, 2004

Net sales	182,000
Income before income taxes	14,600
Net income	5,500

Yen

Earnings per share	38.22

[Qualitative information about the consolidated forecast for the year ending March 31, 2004]

     The above consolidated performance forecast has primarily been adjusted from the prior forecast on October 28, 2003 because of a changed exchange rate assumption, 112 yen to US$1 and 132 yen to 1 Euro for the year ending March 31, 2004. Also, we expect sales in Western European countries to exceed the earlier initial forecasts.

     As information, the nonconsolidated performance estimate for the year ending March 31, 2004 that was announced on October 28, 2003 is unchanged as it has not been materially affected by the noted exchange rate assumption change.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

CONSOLIDATED BALANCE SHEETS

	Yen (millions)

	As of	As of
	December 31,	March 31,	Increase
	2003	2003	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	23,898	20,370	3,528
Time deposits	5,154	4,520	634
Marketable securities	46,546	39,193	7,353
Trade receivables —
Notes	2,376	2,122	254
Accounts	31,460	34,630	(3,170)
Less — Allowance for doubtful receivables	(1,544)	(1,456)	(88)
Inventories	56,787	62,606	(5,819)
Deferred income taxes	3,301	3,515	(214)
Prepaid expenses and other current assets	7,612	8,065	(453)

Total current assets	175,590	173,565	2,025

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,316	21,497	(2,181)
Buildings and improvements	50,444	66,738	(16,294)
Machinery and equipment	74,759	78,221	(3,462)
Construction in progress	487	2,165	(1,678)

	145,006	168,621	(23,615)
Less — Accumulated depreciation	(90,457)	(100,823)	10,366

	54,549	67,798	(13,249)

INVESTMENTS AND OTHER ASSETS:
Investment securities	28,851	19,342	9,509
Deferred income taxes	7,831	10,386	(2,555)
Other assets	7,318	7,509	(191)

	44,000	37,237	6,763

	274,139	278,600	(4,461)

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

CONSOLIDATED BALANCE SHEETS

	Yen (millions)

	As of	As of
	December 31,	March 31,	Increase
	2003	2003	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,785	2,892	(1,107)
Trade notes and accounts payable	14,718	13,956	762
Accrued payroll	5,592	7,162	(1,570)
Accrued expenses and other	4,431	3,535	896
Income taxes payable	2,911	3,858	(947)
Deferred income taxes	280	403	(123)

Total current liabilities	29,717	31,806	(2,089)

LONG-TERM LIABILITIES:
Long-term indebtedness	20,380	19,843	537
Club members’ deposits	13,170	14,207	(1,037)
Estimated retirement and termination allowances	27,416	27,778	(362)
Deferred income taxes	565	1,407	(842)

	61,531	63,235	(1,704)

MINORITY INTERESTS	1,265	1,159	106

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,421	45,419	2
Legal reserve and retained earnings	139,716	143,422	(3,706)
Accumulated other comprehensive loss	(24,022)	(25,134)	1,112
Treasury stock, at cost	(3,292)	(5,110)	1,818

	181,626	182,400	(774)

	274,139	278,600	(4,461)

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)

	For the		For the				For the
	nine months ended		nine months ended				year ended
	December 31,		December 31,		Increase		March 31,
	2003		2002		(Decrease)		2003

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	135,432	100.0%	130,042	100.0%	5,390	4.1%	175,603	100.0%
Cost of sales	82,108	60.6%	81,772	62.9%	336	0.4%	110,226	62.8%

GROSS PROFIT	53,324	39.4%	48,270	37.1%	5,054	10.5%	65,377	37.2%
Selling, general, administrative and other expenses	43,946	32.5%	38,822	29.8%	5,124	13.2%	52,909	30.1%

OPERATING INCOME	9,378	6.9%	9,448	7.3%	(70)	(0.7%)	12,468	7.1%

OTHER INCOME (EXPENSES):
Interest and dividend income	578	0.4%	653	0.5%	(75)	(11.5%)	786	0.4%
Interest expense	(453)	(0.3%)	(608)	(0.5%)	155	25.5%	(665)	(0.4%)
Exchange losses on foreign currency transactions, net	(31)	(0.0%)	(1,767)	(1.4%)	1,736	98.2%	(1,460)	(0.8%)
Realized gains (losses) on securities, net	345	0.3%	(176)	(0.1%)	521	—	(2,590)	(1.5%)
Other, net	559	0.4%	493	0.4%	66	13.4%	753	0.5%

Total	998	0.8%	(1,405)	(1.1%)	2,403	—	(3,176)	(1.8%)

INCOME BEFORE INCOME TAXES	10,376	7.7%	8,043	6.2%	2,333	29.0%	9,292	5.3%

PROVISION FOR INCOME TAXES	7,457	5.5%	2,697	2.1%	4,760	176.5%	2,569	1.5%

NET INCOME	2,919	2.2%	5,346	4.1%	(2,427)	(45.4%)	6,723	3.8%

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)

1.	Consolidated results and forecast

	Yen (millions)

	For the		For the
	nine months ended		nine months ended
	December 31,		December 31,
	2002		2003
	(Results)		(Results)

	(Amount)	(%)	(Amount)	(%)
Net sales	130,042	—	135,432	4.1%
Domestic	28,562	—	28,675	0.4%
Overseas	101,480	—	106,757	5.2%
Operating income	9,448	—	9,378	(0.7%)
Income before income taxes	8,043	—	10,376	29.0%
Net income	5,346	—	2,919	(45.4%)
EPS (Yen)	35.81		20.14
Employees	8,145		8,661

	Yen (millions)

	For the		For the		For the
	year ended		six months ended		year ending
	March 31,		September 30,		March 31,
	2003		2003		2004
	(Results)		(Results)		(Forecast)

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	175,603	5.7%	91,757	4.7%	182,000	3.6%
Domestic	38,781	(1.8%)	19,244	(0.1%)	39,000	0.6%
Overseas	136,822	8.0%	72,513	6.0%	143,000	4.5%
Operating income	12,468	112.3%	9,247	47.5%	13,600	9.1%
Income before income taxes	9,292	173.1%	9,894	123.7%	14,600	57.1%
Net income	6,723	4,954.9%	4,981	58.8%	5,500	(18.2%)
EPS (Yen)	45.29		34.25		38.22
Employees	8,344		8,471		—

Note:	Percentage change: Ratio of change against corresponding period of the previous year on Net sales, Operating income, Income before income taxes, and Net income.

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

2.	Consolidated net sales by geographic area

	Yen (millions)

	For the		For the		For the		For the
	nine months ended		nine months ended		year ended		six months ended
	December 31,		December 31,		March 31,		September 30,
	2002		2003		2003		2003
	(Results)		(Results)		(Results)		(Results)

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	28,562	—	28,675	0.4%	38,781	(1.8%)	19,244	(0.1%)
North America	34,674	—	31,717	(8.5%)	45,573	(5.7%)	22,085	(8.7%)
Europe	41,716	—	48,580	16.5%	57,648	18.9%	32,085	19.4%
Southeast Asia	9,978	—	10,075	1.0%	13,774	11.3%	7,314	1.9%
Other regions	15,112	—	16,385	8.4%	19,827	13.5%	11,029	8.8%
Total	130,042	—	135,432	4.1%	175,603	5.7%	91,757	4.7%

3.	Exchange rates

		Yen

		For the	For the
		nine months ended	nine months ended
		December 31,	December 31,
		2002	2003
		(Results)	(Results)

Yen/U.S. Dollar		122.92	115.09
Yen/Euro		118.76	132.20

	Yen

	For the	For the	For the
	year ended	six months ended	year ending
	March 31,	September 30,	March 31,
	2003	2003	2004
	(Results)	(Results)	(Forecast)

Yen/U.S. Dollar	121.98	118.07	112
Yen/Euro	120.88	133.51	132

4.	Sales growth in local currency basis (major countries)

For the
nine months ended
December 31,
2003
(Results)

U.S.A.	(5.0%)
Germany	5.2%
U.K.	8.1%
France	5.6%
China	2.8%
Australia	4.5%

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language

5.	Production ratio (unit basis)

		For the	For the	For the
		nine months ended	year ended	six months ended
		December 31,	March 31,	September 30,
		2003	2003	2003
		(Results)	(Results)	(Results)

Domestic		33.6%	36.9%	34.7%
Overseas		66.4%	63.1%	65.3%

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)

	For the	For the	For the	For the
	nine months ended	year ended	six months ended	year ending
	December 31,	March 31,	September 30,	March 31,
	2003	2003	2003	2004
	(Results)	(Results)	(Results)	(Forecast)

Capital expenditures	3,067	5,691	2,270	4,000
Depreciation and amortization	6,380	9,740	4,330	8,000
R&D cost	2,954	3,856	1,954	3,900

7. Consolidated cash flow

		Yen (millions)

		For the	For the	For the
		nine months ended	year ended	six months ended
		December 31,	March 31,	September 30,
		2003	2003	2003
		(Results)	(Results)	(Results)

Net cash provided by operating activities		20,677	27,141	11,696
Net cash used in investing activities		(10,327)	(9,659)	(4,994)
Net cash used in financing activities		(5,833)	(13,381)	(4,938)

English Translation of “GYOSEKI NO GAIKYO” originally issued in Japanese language